

April 18, 2013

Via E-mail
Peter Swinburn
Chief Executive Officer
Molson Coors Brewing Company
1225 17th Street
Denver, Colorado 80202

> **Re: Molson Coors Brewing Company**
> **Form 10-K for the Fiscal Year Ended December 29, 2012**
> **Filed February 22, 2013**
> **File No. 001-14829**

Dear Mr. Swinburn:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 29, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

Liquidity and Capital Resources, page 47

1. We note your discussion regarding earnings that are indefinitely reinvested outside the U.S. and that you utilize a "variety of financing strategies to ensure that worldwide cash is available" when needed. Considering the significant amount of cash denominated in foreign currencies, please provide draft disclosure to be included in future filings, that discuss the "financing strategies" you use to ensure cash is available in the locations that need it.

Item 8. Financial Statements and Supplementary Data, page 64

Note 20. Commitments and Contingencies, page 131

Litigation and Other Disputes, page 134

2. You disclose in your footnote and on page 22 that the Miller Brewing Company intends to terminate the licensing agreement between Miller and the Company which would impact the company's ability to distribute certain Miller products in Canada. We further note your assertion that you are unable to predict the impact to the financial statements. Please tell us and disclose in future filings, the specific brands that you distribute under this agreement and quantify the amount of sales received from this licensing agreement for each of the years presented.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Myra Moosariparambil at (202) 551-3796 or Melissa N. Rocha at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining